UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For January 2020

Commission File No. 001-33176

Fuwei Films (Holdings) Co., Ltd.

No. 387 Dongming Road
Weifang Shandong
People’s Republic of China, Postal Code: 261061

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

Changes in Registrant’s Certifying Accountant.

On January 19, 2020, Fuwei Films (Holdings) Co., Ltd., a company incorporated in the Cayman Islands (the “Company”), ended the engagement of KSP Group, Inc. (“KSP”), as its independent certified public accountants, and appointed Shandong Haoxin Certified Public Accountants Co., Ltd. (“Haoxin”) as its independent auditor effective January 19, 2020. The decision was approved by the Board of Directors and the audit committee of the Board of Directors of the Company.

The reports of KSP on the Company’s consolidated financial statements for each of the fiscal years ended December 31, 2018 and 2017 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. During the Company’s two most recent fiscal years ended December 31, 2018 and 2017, and the subsequent interim period through January 19, 2020, there were:

•	no “disagreements” (as that term is defined in Item 16F(a)(1)(iv) of Form 20-F and the instructions to Item 16F) between the Company and KSP on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to KSP’s satisfaction would have caused KSP to make reference to the subject matter of the disagreement(s) in connection with its report, and

•	no “reportable events” (as that term is defined in Item 16F(a)(1)(v) of Form 20-F), except for: (i) the material weakness in the Company’s internal control over financial reporting related to the inadequate technical accounting staff with knowledge of and experience with US generally accepted accounting principles, pursuant to which the Company prepares its consolidated financial statements, to support stand-alone external financial reporting under public company or SEC requirements, and (ii) KSP’s report for each of the fiscal years ended December 31, 2018 and 2017 noted that there was substantial doubt about the Company’s ability to continue as a going concern.

The Company provided KSP with a copy of the statements made in this Report on Form 6-K (the “Report”) and requested that KSP furnish a letter addressed to the SEC stating whether it agrees with the above statements and, if not, stating the respects in which it does not agree. A copy of KSP’s letter dated January 22, 2020, is attached hereto as Exhibit 16.1 to this Report.

During the Company’s two most recent fiscal years ended December 31, 2018 and 2017 and the subsequent interim period through January 19, 2020, neither the Company nor anyone on the Company’s behalf consulted with Haoxin regarding any of the matters or events set forth in Item 16F(a)(2)(i) and (ii) of Form 20-F.

The information in this Report, including the exhibit, shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section. It shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such a filing.

Exhibits

16.1	Letter of KSP Group, Inc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fuwei Films (Holdings) Co., Ltd

By:	/s/ Zengyong Wang
Name: Zengyong Wang
Title: Chairman, Chief Executive Officer

Dated: January 23, 2020